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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                          WHG Resorts and Casinos, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92924B105
                                 (CUSIP Number)

                              Libra Advisors, Inc.
         Ranjan Tandon, 277 Park Avenue, 26th Floor, New York, NY 10017
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 27, 1997
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
                               following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other
                     parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 92924B105                              Page    2    of     9    Pages
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


                           Libra Advisors, Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

                           00
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
                       7       SOLE VOTING POWER
                                     256,450
   NUMBER OF           8       SHARED VOTING POWER
    SHARES
  BENEFICIALLY         9       SOLE DISPOSITIVE POWER
   OWNED BY                          256,450
     EACH              10      SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%
14       TYPE OF REPORTING PERSON*
                                       CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.92924B105                               Page    3    of     9    Pages
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           Libra Fund, L.P.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

                           WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                       7       SOLE VOTING POWER
                                     256,450
   NUMBER OF           8       SHARED VOTING POWER
    SHARES
  BENEFICIALLY         9       SOLE DISPOSITIVE POWER
   OWNED BY                          256,450
     EACH              10      SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%

14       TYPE OF REPORTING PERSON*
                                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 92924B105                              Page    4    of     9    Pages
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           Ranjan Tandon
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

                            00
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.

                       7       SOLE VOTING POWER
                                     256,450
   NUMBER OF           8       SHARED VOTING POWER
    SHARES
  BENEFICIALLY         9       SOLE DISPOSITIVE POWER
   OWNED BY                          256,450
     EACH              10      SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%
14       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 92924B105                              Page    5    of     9    Pages
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


                           Chandrika Tandon
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

                           PF
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.

                       7       SOLE VOTING POWER
                                     223,100
   NUMBER OF           8       SHARED VOTING POWER
    SHARES
  BENEFICIALLY         9       SOLE DISPOSITIVE POWER
   OWNED BY                          223,100
     EACH              10      SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           223,100
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.7%
14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
                                 Amendment No. 1


                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of June 12, 1997 (the "Schedule 13D") filed by Libra Fund, L.P., Libra Advisors, Inc., Ranjan Tandon and Chandrika Tandon (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of WHG Resorts and Casinos Inc. (the "Issuer"). The address of the principal executive offices of the issuer is 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Libra is the beneficial owner of 256,450 shares of Common Stock, or 4.2% of the outstanding shares of Common Stock.

                  Advisors, as general partner of Libra, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 256,450 shares of Common Stock owned by Libra. Accordingly, Advisors may be deemed to be the beneficial owner of such 256,450 shares of Common Stock.

                  As the sole shareholder and president of Advisors, R. Tandon may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 256,450 shares of Common Stock owned by Libra. Accordingly, R. Tandon may be deemed to be the beneficial owner of such 256,450 shares of Common Stock.

                  C. Tandon is the beneficial owner of 223,100 shares of Common Stock, or 3.7% of the outstanding shares of Common Stock. C. Tandon has the sole power to vote and to direct the voting of and the power to dispose and direct the disposition of the 223,100 shares of Common Stock owned by her. C. Tandon disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons. Libra, Advisors and R. Tandon each disclaim beneficial ownership of the shares of Common Stock owned by C. Tandon.


                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 6,050,200 outstanding shares of Common Stock of the Issuer as of June 13, 1997 as reported in the Issuer's Registration Statement on Form S-1 as filed on June 19, 1997.

                  (c) See Schedule A attached hereto for a list of the transactions executed by C. Tandon with respect to the Common Stock since the filing of the Schedule 13D. All of such transactions were effected in the open market. No other Reporting Person has executed any transactions with respect to the Common Stock since the filing of the Schedule 13D.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Signatures

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              LIBRA FUNDS, L.P.

                              By: LIBRA ADVISORS, INC.,
                                    its General Partner

                              By: /s/ Ranjan Tandon
                                  --------------------------------
                                  Name: Ranjan Tandon
                                  Title: President


                              LIBRA ADVISORS, INC.

                              By: /s/ Ranjan Tandon
                                  --------------------------------
                                  Name: Ranjan Tandon
                                  Title: President


                              /s/ Ranjan Tandon
                              -----------------------------------
                              RANJAN TANDON


                              /s/ Chandrika Tandon
                              -----------------------------------
                              CHANDRIKA TANDON

Dated: July 3, 1997

                                   SCHEDULE A


Chandrika Tandon


         Date                    Shares                      Amount
-----------------------  ----------------------- -----------------------
       6/23/97                   10,300                    $11.5625
       6/24/97                   16,500                     11.5598
       6/25/97                   10,000                     11.125
       6/26/97                   20,000                     11.875
       6/27/97                   25,000                     10.625
       6/30/97                   18,900                     10.7135
        7/1/97                    5,100                      11.2427